UNITED STATES
SECURITIES AND EXCHANGE COMMISSION [redacted]
WASHINGTON, D.C. 20549-0402

DC

02017789

DIVISION OF
CORPORATION FINANCE

February 1, 2002

NO ACT
P.E 1-18-02

Act 1934 1-12302
Section
Rule 14A-8
Public Availability 2/1/2002

Jay M. Dorman
Robinson Silverman Pearce Aronsohn & Berman LLP
1290 Avenue of the Americas
New York, NY 10104

Re: Barnes & Noble, Inc.
Incoming letter dated January 18, 2002

Dear Mr. Dorman:

This is in response to your letter dated January 18, 2002 concerning the shareholder proposal submitted to Barnes & Noble by the United Brotherhood of Carpenters' Pension Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

PROCESSED
MAR 05 2002
THOMSON
FINANCIAL

Enclosures

cc: Douglas McCarron
President
United Brotherhood of Carpenters' Pension Fund
101 Constitution Avenue, N.W.
Washington, D.C. 20001

ROBINSON SILVERMAN PEARCE ARONSOHN & BERMAN LLP
1290 AVENUE OF THE AMERICAS
NEW YORK, NEW YORK 10104
(212) 541-2000

FACSIMILE: (212) 541-4630
WEB: www.robinsonsilverman.com

WRITER'S DIRECT NUMBER:
212-541-2018
WRITER'S DIRECT FACSIMILE:
212-541-1418
WRITER'S E-MAIL ADDRESS:
dormanj@rspab.com

January 18, 2002

By Federal Express

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Relating to Barnes & Noble, Inc.

Ladies and Gentlemen:

On behalf of our client, Barnes & Noble, Inc., a Delaware corporation (the "Company") and in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, we are filing this letter with respect to a certain shareholder proposal and supporting statement (the "Proposal") submitted on behalf of the United Brotherhood of Carpenters Pension Fund (the "Proponents" or the "Fund") for inclusion in the proxy materials ("2002 Proxy Materials") that the Company intends to distribute in connection with its 2002 Annual Meeting of Stockholders. We hereby request confirmation that the staff of the Office of the Chief Counsel (the "Staff") will not recommend any enforcement action if, in reliance on certain provisions of Rule 14a-8, the Company omits the Proposal from its 2002 Proxy Materials.

Pursuant to Rule 14a-8(j), we are enclosing herewith six copies (of each) of this letter and the Proposal. In accordance with Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponents as notification of the Company's intention to omit the Proposal from its 2002 Proxy Materials. This letter constitutes the Company's statement of the reasons it deems the omission of the Proposal to be proper. We have been advised by the Company as to the factual matters set forth herein.

The Proposal, if adopted, would require that the Board of Directors prepare for shareholders a report on the "board's role in the development and monitoring of the Company's long-term Strategic Plan," describing the Company's "corporate strategy development process and timelines", the "specific tasks performed by the board in the strategy development and compliance monitoring processes", and the "mechanisms in place to ensure director access to pertinent information."

Statement of Reasons to Exclude

The Company believes that the Proposal may properly be excluded from its 2002 Proxy Materials under Rule14a-8(i)(7) for the reasons discussed below.

Rule 14a-8(i)(7)

Under Rule 14a-8(i)(7), a proposal may be excluded if it "... deals with a matter relating to the conduct of the ordinary business operations of the registrant", provided that it does not have "significant, policy, economic or other implications inherent in" it. Exchange Act Release No. 34-12999 (November 22, 1976). The Proposal concerns programs and policies relating to the everyday business operations of the Company with no significant policy implications, and can therefore be omitted under Rule 14a-8(i)(7).

The Staff has indicated that where, as is the case with the Proposal, a proposal would require the preparation of a report on a particular aspect of a registrant's business, the Staff will consider whether the subject matter of the report relates to the conduct of ordinary business operations. Where it does, the proposal, even though it requires only the preparation of a report and not the taking of any action with respect to such business operations, will be excludable. Exchange Act Release No. 34-20091 (August 16, 1983).

An examination of the subject matter of the report requested by the Proponents indicates that it involves the conduct of the ordinary business operations of the Company. In connection with requesting a broad, overall report on "the Company's corporate strategy development process, and timelines", the Proposal in essence requests "an outline of the specific tasks performed by the board in strategy developments and the compliance monitoring process, and a description of the mechanisms in place to ensure director access to pertinent information." We examine below why the matters requested to be covered in the report relate to the ordinary business operations of the Company.

The Staff has held that proposals requesting investigations of the registrant's business operations or the conduct of its management (or requesting reports to shareholders covering such subjects) may be omitted under Rule 14a-8(i)(7). In CVS Corporation (February 1, 2000), the shareholder's proposal requested that the company prepare an annual strategic plan report describing its goals, strategies, policies and programs. The staff agreed that the proposal could be excluded in stating, "there appears to be some basis for your view that CVS may exclude the proposal under rule 14a-8(i)(7) as relating to its ordinary business operations (i.e., business practices and policies)." In Westinghouse Electric Corporation (January 27, 1997), the shareholder's proposal requested that the company issue to shareholders a comprehensive and detailed report of the business practices and operations of the company for a six-year period. The Staff agreed that the proposal could be excluded from the company's proxy statement under Rule 14a-8(i)(7), since "... it deals with a matter relating to the conduct of the ordinary business operations of the company (i.e., business practices and operations)."

Nothing could be more basic to the ordinary business practices of a Company than the operations of its board in establishing corporate strategy, monitoring management compliance with that strategy and requiring appropriate management reporting to enable the board to discharge its planning and oversight responsibilities. As in CVS, the proposal requires a report that essentially describes the Company's ordinary business operations as they relate to the Board's discharge of its principal responsibilities.

The Staff has reasoned that the general underlying policy of the ordinary business exclusion is to "confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 34-40018 (May 21, 1998). The staff further reasoned that "the policy underlying the ordinary business exclusion rests on two central considerations. The first – relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight... The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Exchange Act Release No. 34-40018 (May 21, 1998). The Proposal requests intricate detail involving the specific tasks performed by the board in its strategy development and compliance monitoring process, as well as timelines and descriptions of the mechanisms the board institutes to ensure director access to pertinent information. Consistent with the Staff's reasoning in Exchange Act Release No. 34-40018, the Proposal probes deeply into matters of a complex nature involving the manner in which the board conducts its ordinary business and appears designed to "micro-manage" the Board's processes.

Based on the foregoing, the Company believes the Proposal may be properly excluded from its 2002 Proxy Materials under rule 14a-8(i)7 and respectfully requests that the Staff not recommend any enforcement action if the proposal is excluded.

Based on the foregoing, the Company believes the Proposal may be properly excluded from its 2002 Proxy Materials under rule 14a-8(i)7 and respectfully requests that the Staff not recommend any enforcement action if the proposal is excluded.

Should the staff arrive at a contrary conclusion, or have any questions with respect to the foregoing, we respectfully request an opportunity to discuss the Staff's concerns prior to its Rule 14a-8 response. Please do not hesitate to call the undersigned at the above phone number.

Respectfully submitted,

Jay M. Dorman

Enclosures

UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron
General President

December 21, 2001

Michael N. Rosen
Corporate Secretary
Barnes & Noble, Inc.
122 Fifth Avenue
New York, NY 10011

Re: Shareholder Proposal

Dear Mr. Rosen:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Barnes & Noble, Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to the role of the Board of Directors in the corporate strategic planning process. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of approximately 3,700 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund is a long-term holder of the Company's common stock. The Proposal is submitted in order to promote a governance system at the Company that enables the Board and senior management to manage the Company for the long-term. Maximizing the Company's long-term corporate value will best serve the interests of the Company's shareholders and other important constituents.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

101 Constitution Avenue, N.W. Washington, D.C. 20001 Phone: (202) 546-6206 Fax: (202) 543-5724

If you have any questions or wish to discuss the Proposal, please contact our Corporate Governance Advisor, Edward J. Durkin, at (202) 546-6206 ext. 221. Copies of correspondence or a request for a "no-action" letter should likewise be forwarded to Mr. Durkin, United Brotherhood of Carpenters, Carpenters Corporate Governance Project, 101 Constitution Avenue, NW, Washington D.C. 20001.

Sincerely,

Douglas J. McCarron
Fund Chairman

cc. Edward J. Durkin

Enclosure

Director Strategy Proposal

Resolved, that the shareowners of Barnes & Noble, Inc. ("Company") hereby urge that the Board of Directors prepare a description of the Board's role in the development and monitoring of the Company's long-term strategic plan. Specifically, the disclosure should include the following: (1) A description of the Company's corporate strategy development process, including timelines; (2) an outline of the specific tasks performed by the Board in the strategy development and the compliance monitoring processes, and (3) a description of the mechanisms in place to ensure director access to pertinent information for informed director participation in the strategy development and monitoring processes. This disclosure of the Board's role in the strategy development process should be disseminated to shareowners through appropriate means, whether it be posted on the Company's website or sent via a written communication to shareowners.

Statement of Support: The development of a well-conceived corporate strategy is critical to the long-term success of a corporation. While senior management of our Company is primarily responsible for development of the Company's strategic plans, in today's fast-changing environment it is more important than ever that the Board engage actively and continuously in strategic planning and the ongoing assessment of business opportunities and risks. It is vitally important that the individual members of the Board, and the Board as an entity, participate directly and meaningfully in the development and continued assessment of our Company's strategic plan.

A recent report by PricewaterhouseCoopers entitled "Corporate Governance and the Board – What Works Best" examined the issue of director involvement in corporate strategy development. The Corporate Governance Report found that chief executives consistently rank strategy as one of their top issues, while a poll of directors showed that board contributions to the strategic planning process are lacking. It states: "Indeed, it is the area most needing improvement. Effective boards play a critical role in the development process, by both ensuring a sound strategic planning process and scrutinizing the plan itself with the rigor required to determine whether it deserves endorsement."

The Company's proxy statement provides biographical background information on each director, indicating his or her compensation, term of office, and board committee responsibilities. While this information is helpful in assessing the general capabilities of individual directors, it provides shareholders no insight into how the directors, individually and as a team, participate in the critically important task of developing the Company's operating strategy. And while there is no one best process for board involvement in the strategy development and monitoring processes, shareholder disclosure on the Board's role in strategy development would provide shareholders information with which to better assess the performance of the board in formulating corporate strategy. Further, it would help to promote "best practices" in the area of meaningful board of director involvement in strategy development.

We urge your support for this important corporate governance reform.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 1, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Barnes & Noble, Inc.
Incoming letter dated January 18, 2002

The proposal urges the board to prepare a description of the board's role in the development and monitoring of Barnes & Noble's long-term strategic plan.

We are unable to concur in your view that Barnes & Noble may exclude the proposal under rule 14a-8(i)(7). That provision allows the omission of a proposal that relates to ordinary business matters. In our view, the proposal, which relates to the Board of Directors' participation in the development of fundamental business strategy and long-term plans, involves issues that are beyond matters of Barnes & Noble's ordinary business operations. Accordingly, we do not believe that Barnes & Noble may exclude the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Keir D. Gumbs
Special Counsel